Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: August 3, 2021

Chris Katje:

All right, guys, super excited for our next guest. We welcome back to SPACs Attack, Matt Higgins, the Chairman and CEO of Omnichannel Acquisition Corp. And we welcome, for the first time, Sean Harper, the Co-Founder and CEO of Kin Insurance. Those two companies recently announcing a SPAC merger to take Kin Insurance public, that ticker, OCA. Welcome to the show, gentlemen.

Matt Higgins:

Great to be back.

Mitch Hoch:

Awesome to have you guys here. I'm going to let Chris jump right into it and then I'll be back with some of my own, like always.

Matt Higgins:

How you doing, Chris?

Chris Katje:

Doing great. Happy to have you back on the show, Matt. So I'm going to start with you here, Matt. We talked last time you were on about what you were looking for in a partner with OCA. So tell us why the decision to nail down a deal here with Kin Insurance? How does that fit into the Omnichannel Acquisition Corp system?

Matt Higgins:

Okay. Great. Well, thanks for having me. Anyone out there who thinks insurance is boring, I want you to call that guy, Warren Buffett, talk a little bit about insurance, ask him how long he's held Geico stock? But first things first, when we set out with Omni, we were focusing on digitally fueled businesses that were in some way going to benefit from this great digital pivot, as my friend, Kevin O'Leary, calls it this tremendous compression of e-commerce adoption, probably 10 years of e-commerce adoption that's taken place in basically 18 months. And we were looking for a change resistant business, looking for a business in a change-resistant industry that is mission driven with great founders, great management team. As you know, I've mentioned before, I teach direct to consumer at Omnichannel at Harvard Business School with my co-professor Lench Lessinger. So I know a lot about the topic and I was looking for that great business.

Matt Higgins:

We spent a ton of time looking at a ton of businesses and we landed on Kin. So why do I love Kin? Homeowner's insurance is a huge industry. It's $100 billion plus TAM. Insurance has been very late to adopt to the changing dynamic because there are a lot of inherent conflicts, which Sean can get into, but channel conflict, the tech that's involved in order to underwrite. And we started working with Kin and what Kin is doing, I believe is transformative. They've determined how to underwrite homes using thousands of data points and as a result of being able to do that, they can eliminate the intermediary, the agent, which creates a lot of margin leakage, which also disrupts underwriting, which we can get into. So it's a fantastic business. One of the best DTCs that I have come across in my experience, and I don't want to steal Sean's thunder, but I'm really fired up to be here.

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Chris Katje:

Perfect. So Sean, I turn to you, why the decision to go public via SPAC? And was a traditional IPO also a consideration for your company?

Sean Harper:

Yes. Yeah. So insurance, Matt did a good job. It's super backwards industry, super huge TAM. And what really sets Kin apart from some of the other companies is that our unit economics are so good. And when you have unit economics that good, all you should be trying to do is think about how can I do this over and over and over and over again? And so for us, that meant going public, because of course, there's a lot more capital available in the public markets and that's just a really good way for us to blow this thing out. We've spent five years in the dirt trying to get this thing really optimized, so it was ready to scale. And that's where we are right now, which is really exciting.

Sean Harper:

And then SPAC versus traditional, honestly, we were really compelled by Matt and Omni, so it wasn't so much SPAC versus IPO, it was actually Omni versus IPO. And were always looking for, with investors, how can they help us? Because money is money. There's money everywhere in the world, it's just wash and more money than there ever has been. And we have some amazing investors at Kin. If you look at our early rounds, some of the best FinTech investors, and then as we progressed, we actually added Hudson Structured Capital Management, for example, the best insurance investors, people who know that space, they'll tell you that. And what we needed was somebody who could really help us scale Kin a lot faster, really help us develop the brand of Kin and help us bring a little bit of sizzle to the thing. And Matt and Gary and the rest of the crew are amazing at that. Matt literally teaches the course of this at Harvard and we just thought it would be a really good partnership, it has been so far to be honest. This is done. We [crosstalk 00:16:25].

Matt Higgins:

Sean and I are both on vacation, we're like, "Yeah. This might be the longest stretch we've gone without talking." I think it's been about 24 hours and he had hair when we first started this back in February. So it's going pretty good.

Sean Harper:

It's going great. We're going to work. We're both hustlers and we have really complimentary skillsets and it's been really fun so far, honestly, because it just brings something to the business that we didn't have before.

Chris Katje:

Awesome. So Sean, I see here Kin Insurance, the only peer-play, direct to consumer home insurance company, give us the background for viewers out there unfamiliar with Kin and maybe unfamiliar with the...

PART 1 OF 4 ENDS [00:17:04]

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Chris Katje:

... out there unfamiliar with Kin and maybe unfamiliar with the home insurance industry. Breakdown what Kin does and why investors should be so excited about Kin going public here?

Sean Harper:

Yeah. So homeowners insurance is a huge industry. It's more than $100 billion in the US. It's actually growing pretty fast. The average amount that a customer pays for homeowner's insurance has gone up, it's like more than 200% since the year 2000. It's an absolutely integral part. You literally can't buy a home and get a mortgage unless you have homeowners insurance. It's a really important part of people's day-to-day lives. And if you look at the industry, this is a great slide, it's amidst a bunch of really fundamental changes that have happened in the world.

Sean Harper:

One thing that changes, consumer preferences have changed. People don't want to walk into a store to buy physical things. Walking into a store to buy a virtual thing, an insurance product, an inherently virtual good is absurd, especially because it adds a lot to the cost of the product because those stores and the people who were in them, they actually cost a lot of money to run.

Sean Harper:

The second change that is missed is, and this is one reason why I love financial services. We've been doing this for a long time, not just Kin, but other FinTech businesses. We talk about that later. Inside a bank or insurance company, those are actually software companies, right? Of course they are. There's no physical product, right? It's all done on the computer. It all can be done on the computer. Yet, if you go into these companies, they're 100 years old on average. Our competitors are 100 years old on average. They're really not very good at software. And it creates a lot of problems. It creates a lot of frustrations, creates a lot of inefficiency. And one way that inefficiency manifests itself is at a time when most financial products are going down in price, homeowner's insurance has been going up in price. That doesn't make a lot of sense. Customer isn't benefiting from the efficiencies that are possible.

Sean Harper:

And then the last big change or another big change is actually of all these things that are moving really fast, unfortunately the weather is changing really fast. Global warming is a real thing and global warming actually causes more extreme weather. And that's all over the country. It's not just in Florida, it's not just in California, two of our biggest states. It's everywhere. And legacy insurance companies have a really hard time adapting to that because they're so slow moving. And so it's tough for them. If there's a new hazard or a new way to price something, it's just really hard for them to adapt.

Sean Harper:

So that's sort of the world that we're entering and Kin has a bunch of advantages there. First of all, we're built from scratch for the world as it is right now. It's modern tech. It's not 100 years old tech. It's built by guys who we've been doing this financial services stuff before. My last business was a payments company and I sold that. It was a good exit. So we kind of know how this is done. We've played this game before, when you saw payments and lendings or went online and tech forward insurance is happening right now. And it's also direct to the consumer, which is a big, big benefit because those agents are so expensive and they also slow you down and they actually distort the underwriting. I'll give you an example.

Sean Harper:

So when you sign up to get homeowners insurance, the agent will usually ask you, "Hey, how old is your roof?" Or they might even tell you. Like, "oh, your roof looks like it's probably nine years old." Well, they don't know. They've ever been to see your house. They're just sitting in their office. And the reason why they chose nine is they know that a lot of the carriers that they represent won't write it if it's 10 or they'll charge more if it's 10. So that doesn't make any sense, right? It's like if you applied for a credit card and Capital One was like, "Well, do you usually pay your bills on time?," what are you going to say? Of course you'd be like, "Yeah, of course I pay my bills on time."

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Sean Harper:

So that's what we're doing. And it creates a lot of efficiency for the customer. The customers love it. Our net promoter scores in the mid 80s. This is in an industry where 40 is the norm. Our customers stick with us for a long time. We keep 92% of our customers from one year to the next and our customers save a lot of money. Our customers save about 500 bucks on average per year.

Chris Katje:

Awesome. So, Sean, I'm going to stick with you on this one and then I want Matt's thoughts on this topic as well. So part of the SPAC deal, Kin also announced plans to acquire an inactive insurance carrier that has licenses in 40 states. Can you get into the plan to do national expansion by 2025 and how Kin can kind of grow on a state by state basis? And then we'll get to Matt on that same topic.

Sean Harper:

Absolutely. So we're really excited by this. So Kin has been pretty disciplined, and we will continue to be disciplined. There's 50 states. The way insurance works, the sort of laws in those states and the regulations, and even sort of the hazards and the weather in each state is pretty different. So you really don't want to blast your way into all 50, especially because some of these states are big. If you look at sort of the three states we're in right now, it's just California, Louisiana, and Florida, that's actually 20% of the market. It's a $20 billion market just those states.

Sean Harper:

But we're doing really well in those states and we want to expand into some other ones. So we'll be focused on states that are similar. They're large coastal states where a lot of people live, where insurance is more expensive than it is in the rest of the country, and where our big data underwriting advantage is more useful to us. Because in those higher volatility places, like a Louisiana, for example, our ability to really understand the physical properties of the home, it's worth a lot more than it is in a place like Wisconsin, for example, where I grew up because the weather just isn't as volatile there. It doesn't matter as much if you really understand the physical properties of the home. So we'll be expanding into a bunch of those states.

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Sean Harper:

So today we've been limited, first of all, because we want to be disciplined, but also because we didn't have the licenses. This gets a little bit arcane, but the way insurance licensing works, you have to sort of ask permission of each state to go into it and it can take some time. And the hack, the way around it is you basically buy an insurance company that already has those licenses. Now it can be hard to find those, because usually if an insurance company is shut down, well, there was a problem. Something went wrong and you don't want to inherit all the mess that was there. So it's really hard to find a doormat insurance company that also doesn't have any baggage or sort of inherent risks in it. And that's what we found. We found a really perfect shell, they call them. It's licensed in 40 states. You'll see us really over the next year, actually more than doubling our own addressable market, go from 20% to a lot more than that, to more than half. And it's really exciting.

Chris Katje:

Matt, was that part of the plan here and the reason to take Kin insurance public? Do you see the national expansion being a big catalyst here?

Sean Harper:

You're muted, Matt.

Chris Katje:

I think you're muted.

Matt Higgins:

Sorry about that. Not to get all professory on you, but to put on my HBS hat, one of the things you see oftentimes with direct to consumer businesses is there can be a novelty factor. You have an industry dominated by large players and you have an upstart with a great idea, sometimes mission-driven brand, and they launched GTC, go right to the consumer, they rapidly scale up and then the CAC begins to rise as they burn through those early adopters. And then they need distribution. So in the case of a food product, for example, you go DTC, but now you find yourselves needing to be on the shelves of Whole Foods in order to scale.

Matt Higgins:

What's interesting about Kin, and insurance generally, but Kin specifically, is this business was born to be direct to consumer. If this could have been sold DTC 30 years ago, it would have been sold that way. If you think about insurance as a virtual product, it'd be the equivalent of Gary V selling V friends at a strip mall in New Jersey. It just makes no sense. It will one day look like, in retrospect, it made no sense to sell an insurance product through storefronts. So what does that mean? That means that it's a lot easier to scale nationally because you don't have that infrastructure and recruiting agents and storefronts and whatnot. You do have a ton of regulatory work. And I tend to gravitate towards businesses where there is a degree of complexity because its complexity becomes its own moat over time.

Matt Higgins:

It's really hard to start an insurance company. There'll be competitors obviously to Kin. There are already. Eventually the incumbents will pivot. But it's not like you can wake up tomorrow and start selling sneakers on Amazon if you want to create your own insurance company. There's a ton of work that you have to do, or you're going get really hurt. It's going to get hurt and your loss ratio is going to get hurt on the regulatory side. So Kim, by being a DTC business, can scale nationally and has an advantage in being nimble. It's one of the things that Sean and I worked with over the last several months is figuring out what's the right fit, how to make sure that we don't compromise the discipline that Sean and his team have brought to the business.

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Matt Higgins:

It's one of the other things I love about it. A lot of people, when we announced a deal said, "Kin? I haven't heard of Kin. I've heard of Lemonade." And my view is that's where the opportunity is. They've developed a tremendous performance marketing and customer acquisition machine. Somebody in the comments, the comments are great by the way, so keep them going. Somebody in the comments asked relatively what's the LTV value. The CAC to LTV value is basically 7.9. And in my experience in investing, teaching at HBS, below two, you have a real problem. Two and above is fine. Three above is generally great because you want to make sure that the juice is worth the squeeze, what you're paying to acquire your customers pays off over time in revenue. And Sean has a great [inaudible 00:26:52] model.

Matt Higgins:

Where they haven't invested is that overall brand awareness. And that's where the omni team comes in. Not just Gary Vaynerchuk, but Christina Tosi, Bobby Brown, the work I do. Florida is obviously a huge market for Kin, a huge insurance market, upwards of $10 to $14 billion TAM in and of itself. I'm partners with Steve Ross. We work with the Miami Dolphins. I'm vice chairman of the team. So there's a lot we can do in Florida, but a lot we can do and will be doing to elevate the brand of Kin as we scale nationally.

Sean Harper:

Yeah. And let me just riff on that for a second. So one of the things that's most exciting about homeowners insurance is this direct to consumer shift hasn't happened yet. So it has happened to some extent in auto. So auto is about 25% sold directly. It's basically Geico and Progressive, their direct businesses. Geico and progressive don't really do home. Progressive recently got into it. They bought a company called ASI. It's actually a really good company. It's where most of our insurance team came from when they sort of got sick of working at the big giant company that bought them. It's happened in renters, right? We've talked about Lemonade a little bit. Renters is sold more directly and Lemonade has done a really good job with that. But homeowners insurance is more than 90% sold through these retail agents.

Sean Harper:

Somebody in the comment was asking what makes Kin different than Hippo? One of the biggest differences between us and Hippo is that Hippo's mainly sold through those agents. And so they inherited a lot of the problems that those agents have, but we're both going after homeowners insurance. Homeowners insurance is a big opportunity for both of us. The other thing that's really different about us versus Hippo is our unit economics are much better. So there's a slide in the deck where we sort of lay out Kin's unit economics versus some of the other InsureTechs, Lemonade, which is in renters, Hippo, which is also in home, [inaudible 00:28:47] which is doing auto, which is pretty different. But you'll see actually our unit economics are by far the best. To some extent, I would say the details are really important here and the proof is in the pudding around whose model is working better versus the other. But it's a huge market. There's room for lots and lots of new companies in insurance.

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Chris Katje:

Perfect. And Sean, to follow up on that, you also have a slide talking about how speed is the winning formula in insurance. Obviously you mentioned some of the benefits, but can you get into some of the economics of speed and how Kin can get these quotes out faster to potential customers and why that's so important in gaining customers and possibly keeping them in the ecosystem?

Sean Harper:

Oh, 100%. So speed is important in two ways. First of all, it's important in your customer interactions. So the old days of filling out paperwork and taking days maybe to get a quote or get your home insured, it's just not there. People are buying homes on their phones. So to not be able to go around and be like, "Oh, I like that home. Let's see how much insurance would cost for it. Let me get a quote," that's like playing stakes right now in every other industry. It's new in insurance, but people are used to this sort of instant gratification. It's a big part of our value proposition. If you look in our online reviews, which are really good, you'll see, people are saying, "Oh, I love Kin. It was so fast. I was able to get insurance at the last minute before I was closing out my home." So that's a big part of it.

Sean Harper:

Similarly with claims. The number one reason why people are unhappy with their insurance company is the claim is taking too long, or they're not sure where the claim stands or they weren't happy with the way the claim was settled. With Kin, we've actually digitized the whole claims process and it gives us a huge advantage. So that's one way. What does the customer see? They see it's fast and responsive.

Sean Harper:

The other thing is what happens when something out there changes. There's a new type of fraud. There were more wildfires than we ever saw before. There's a new data source available for pricing and underwriting and our ability to incorporate that. So I'll give you an example.

Sean Harper:

There was a company in Florida, which is one of our biggest states, and they were doing a lot of manufactured home insurance for these sort of prefabbed homes, and they went out of business. Typically it would take a new insurance company a year to launch a new product from soup to nuts and we were able to do it in a couple of weeks. We said, "Okay, cool. There's an opportunity in manufactured homes. It's not something we're doing right now. Let's start writing code. Let's go." And our system was able to do it really from idea to writing our first policy in a couple of weeks, which is really unheard of in insurance. So there's lots of examples of that. It's really like the reaction time and our ability to change, to respond to an ever faster changing world that gives us a huge advantage over our 100 year plus old competitors.

Chris Katje:

Awesome. And Sean, Matt started to get into it a little bit talking brand awareness for Kin. So in the investor presentation, it talks about direct mail, social media, and just an overall brand awareness campaign. I believe you had some professional athletes that were investors in Kin to start with, Draymond Green, Rory McIlroy. What's the brand awareness campaign? Will we maybe see some commercials and some utilization of some of those investors? I'm not sure if you can give us any of the details there, but we'd love to hear it.

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Sean Harper:

Yeah, absolutely. Because it's been pretty quiet, one of the things that insurance doesn't do very well is they have all these goofy ads. bit They don't have a differentiated value proposition. Right? They're all sort of shouting at you, like, "Pay attention to me. I've got a lizard," but they don't have anything different to say about them. And it's also a very un-targeted marketing. The only two ways they're getting customers is by doing brand advertising and by opening branches, both of which are very unfocused. So what Kin is already really good at is we use all of this big data that we have to specifically target the customers that we think are, one, a good match for underwriting criteria, two, going to have a good loss ratio, three, are likely to convert, and four, be these sort of good customers for us. And that's really what we thought.

Sean Harper:

So we've been really quiet. If you're not in our target market and you weren't looking for insurance, you probably haven't heard of us. Having said that, we have noticed that in the markets where people know us more, of course all that direct response stuff works a lot better. And that's where you see us. You will see us be a lot more active on the brand side. Part of that is getting famous people involved. They're not just famous people. Those are both really great business people, really understand what Kin is doing and have added a lot, especially on sort of the marketing side. Draymond has a really good mind for marketing. It's just sort of the beginning of a much greater investment in brand stuff. Not to be specific, but we'll have some cool stuff coming out soon that I think everyone will really, really enjoy.

Chris Katje:

[crosstalk 00:33:59]. Go ahead, Matt. Go ahead.

Matt Higgins:

And I think one of the things we don't want to stray from, because that-

PART 2 OF 4 ENDS [00:34:04]

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Matt Higgins:

And I think one of the things we don't want to stray from, because that's part of the advantage when... Just to spend a minute on the legacy insurers. They are basically spending money, all their money, on top of the funnel marketing brand awareness, and then it's up for the agent to convert. So that's asking a lot. You're running those ads in left field of a baseball stadium and you're hoping that those impressions sink in, and then it's up for the agent to convert. That's a lot to ask of somebody who may not be an expert in digital conversion.

Matt Higgins:

What's great about Kin, since it's pure-play DTC, you want to ensure that that overall brand awareness still stays very close and tied to conversion, so that you stay disciplined at it. So a lot of what you're going to see is that overall brand awareness, but we're laser-focused on making sure it translates, ultimately, to customers. We didn't do all this work together and put together this team of 20 advisors, including 10 founders and [inaudible 00:34:51] and McCrory to stay quiet for very long. So we have a lot of good stuff coming up.

Chris Katje:

That's perfect, Matt. I'm sure you can't get into details. You mentioned you do have a relationship with the Dolphins. Maybe we can see some deals down the road, and here's hoping maybe you and Gary Vee can be in a TV commercial promoting Kin down the road. So hopefully we'll see that as well.

Chris Katje:

I've got a couple more questions before I turn it back over to Mitch. I want to talk a little bit about growth. So in the presentation, past that national expansion, we also get hints of auto insurance, life insurance, umbrella insurance, and some non-insurance products. Sean, can you just share a little bit of maybe the timeline of this and how Kin is looking at growing through other segments?

Sean Harper:

Absolutely. So, you'll see these insurance companies talking about bundling. You might see that like, "Give us your home policy and we'll give you a discount on this other policy." The reason why they do that is that home customers, people who live in homes and own homes, are the best insurance customers. They're more stable, they don't churn as much, and they tend to buy a lot of other stuff, and they have more money. Homeowners actually have a lot more wealth than people who don't live in homes. And so we think that that's going to give us a huge edge, when you think about us going into auto insurance, life insurance. And these are things that we will not be doing this year, but we're really excited about doing sometime after this year.

Sean Harper:

Also think about other things around the home. You might see Kin get into things like mortgages or smart home products or actually helping you... And we do a lot of this right now, actually. I'll tell you something. So when you sign up for Kin, you actually walk around your home and you take photos of parts of your home, and one thing that we're able to do is actually take those photos in, and analyze them in an automated way, and make recommendations about stuff that you can do inside your home, and help you actually hook up with somebody who can fix things. And that's really good for the customer, because it helps them save money on their insurance, it helps them have a safer home, and you'll see us doing a lot more of this and getting much deeper into being an everyday part of people's lives.

Sean Harper:

And I think one of the things people don't realize a lot of the times about homeowner's insurance is that because it's so sticky, it's a really amazing wedge product into all of these other things around the home. You might use Zillow to sell your home or to buy your home, but it's one and done. You're not using Zillow over and over and over, while you live in your home, but you are using your home insurance over and over and over while you live in your home. And we think that's going to give us many opportunities to sell these other things to the customers.

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Chris Katje:

Awesome. I like that example, the one and done. Matt, any comments on the expansion, moving beyond home insurance? Was that part of the thesis here in getting behind Kin, multiple avenues of growth with the national expansion and the new sectors?

Matt Higgins:

It is. As Sean said, it's a great product to make sure that you play an ever-increasing role in people's lives. One of the things we worked on together over the last couple of months is really bringing out the brand identity of Kin and making sure that brand identity was large enough that it could accommodate beyond just insurance, and where we landed, which we're really excited about, is Kin has figured out how to navigate all these crazy circumstances that we're reading about every day in the headlines. I mean, just one day after the next, climate change and things that we never thought were conceivable 10 years ago, but that's our new reality or our new normal. So Kin is built for every new normal.

Matt Higgins:

So part of the excitement, of course, is the ability to expand out. However, in working with Kin and working on the model, we made sure to stay just close to the core product so that we didn't bake any of that into the projections and give Kin time to go ahead and expand according to their current plan, and then figure out when it's right to introduce those new products. So the bottom line is, what you see in the projections, when you read the investor presentation, is only the core products.

Chris Katje:

Matt, that's perfect. That was literally going to be my last question, was going to be, "Okay, we have [crosstalk 00:39:04]."

Matt Higgins:

I've been getting the questions from down here. So I figured, "What's he going to ask me next?" But you didn't get to Crew Cut Chuck's question, and I love the name, so I feel like [crosstalk 00:39:11].

Chris Katje:

Yep. We'll do some questions at the end, but yeah. You remember how much fun this chat is, right? You get questions flowing the whole time. I know Gary loved it when he was on. So Matt, I just want to reiterate what you said. We have the financial projections in the presentation. So that is not based on any of those other sectors and it's based just on strictly the national rollout state-by-state, is that correct?

Matt Higgins:

Yep.

Chris Katje:

And Sean as well?

Sean Harper:

That's correct. That's exactly right. It does not take into account any new products. And I would say it's important to note that actually we don't need a lot of other states to do that. Now, we're going to be doing a bunch of other states, but if you look at what we're trying to do, this year we'll do about $100 million of premium, $98. Next year, we'll do $234. Very easy to do that. Our current three states that we're in are $20 billion markets, so that's still a tiny market share just in those states. So there's definitely expansion within our existing current markets, as well as adding those new markets.

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Chris Katje:

All right. Perfect. And I am going to turn it over to Mitch. He's got some great questions to follow up as well.

Mitch Hoch:

How are we doing, guys? All right, let's go ahead and let's jump into retention rate. I mean, I think this is probably one of the most focused stats in insurance. How are you guys able to keep these happy and loyal customers, Sean?

Sean Harper:

So one big part of this is homeowners are sticky to begin with. So if you look at what's normal in homeowners, even for a legacy company, even for a company that sells through brokers, it'll be in the mid-80s, if they're good. So that is a good starting point. And then layer on top of that that Kin doesn't have this agent, and those agents, their job is literally to reshop the customer every year. And that's what they get paid their 17% for. And because we don't have that, obviously, we get to keep our customers longer. Also, some of that agent economics are going back to the customer, which helps them save money. So it's a really good deal for them.

Sean Harper:

And then, on top of that, we're just good. Our customers are very happy with... You can go online and read our customer reviews. We take it really seriously. We do not want unhappy customers, and it's paying off. That's how we want it. That's how we built the business.

Mitch Hoch:

It's always been a move and shift into convenience, whether we're talking anything digital. I'm going to go ahead and shoot this question more to Matt. Matt, what are you seeing in the trends coming out of the pandemic, going into more of a digital transformation and really accelerating this to the next level, really? Is this really a big reason why you looked at an insurance company?

Matt Higgins:

Yeah, for sure. Just globally speaking, I see a complete shift to frictionless first. I talked about this during the pandemic, that the pandemic opened an aperture to a different universe where things can be done differently. It's not like Zoom was invented in February of 2020, but here we are. So many of the meetings, in my life at least, remain on Zoom, even though they could easily be done in person. So there's been an entire shift in society towards gravitating to, "How do I reduce friction in my life, my personal life, my professional life, the acquisition of services?" So any industry that has been resistant to change is about to get run over. You're seeing it in FinTech, where it's left and right every other day, but that's just one area. Insurance is going to be another area.

Kin Insurance $OCA SPACs Attack Benzinga Stock... (Completed 08/03/21) Transcript by Rev.com	Page 11 of 19

Kin/Omni Benzinga SPACs Attack Transcription 8.3.21

Matt Higgins:

One big... Mitch, you, and I have talked about this, but why I have such a bias towards operator-led SPACs, if you throw up that slide again, where we talk about CAC-to-LTV ratio and Kin's unit economics... Want to make sure you're backing a team can go into those numbers and understand what's involved, and because I'm investing in DTCs and I'm talking about it at HBS, I have a pretty good sense of the landscape. So to make sure... What are the different acquisition channels that are working today? What's working today might not be what's working tomorrow, and part of the marriage between Omni and Kin and Sean is making sure we're constantly refreshing the tactics, figuring out what's working, what's not, maybe shorten the learning curve of experimentation.

Matt Higgins:

So just big picture, everyone out there who's looking at SPACs, looking to get behind any SPAC one, I always say this: "Do your work, read the S-1, look at the bios, figure out if people have subject matter expertise so they can properly diligence a deal, and to determine whether or not they have something to bring to the table and stay with it." So part of my partnership with Sean is [inaudible 00:43:36] it happened long before the agreement was actually signed, is, how do we constantly make sure that Kin has a competitive advantage and we refresh those marketing tactics?

Matt Higgins:

So long way of answering, I see a lot across my businesses. Some of the businesses, maybe in the CPG DTC space, are actually under a lot of pressure because their CAC has gone up, and some businesses are showing no impact. That's kind of interesting. So it's obvious if you were sitting at home ordering food the whole time during the pandemic, but now you're out and about, maybe those numbers are going down, but in the case of core services, I'm not seeing a lot of pressure with CAC.

Mitch Hoch:

Yeah, definitely. One of the things, like you've always said, "React before the tipping point." And I think definitely trying to jump onto the momentum here.

Mitch Hoch:

Let's go ahead and just jump into the churn here. I think you guys have a great slide, slide 14 here, if you guys are following along with us. Let's look at the customer churn here. Being lower than the peers... We could point out a company here, but let's focus here on Kin. How are you guys able to achieve this customer churn, Sean?

Matt Higgins:

Sean, you froze for a second.

Sean Harper:

Sorry. [inaudible 00:44:49] Yeah, I was frozen for a second there. I think I'm back.

Mitch Hoch:

You're back. That's what matters.

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Kin/Omni Benzinga SPACs Attack Transcription 8.3.21

Sean Harper:

Part of it is, homeowners is a sticky product to begin with. So that's the difference between us and Lemonade, for example, is Lemonade is really a renters' company, and renters are just more transient. They move around more, and so they have a higher churn rate generally. And then the other part is that we don't have an agent, and that's the big difference between us and Hippo, is that Hippo is also doing home, but they're doing it through the agent. And then the third thing is just, we have satisfied customers, and they tend to stick around.

Mitch Hoch:

Definitely. So one of the things that is pointed out on slide 20... I think it was important, just because it's part of our core values here at Benzinga to create raving fans. And I think it's awesome that you guys state this in your investor presentation, how your customers just rave about you guys. I think this is very important, because at the end of the day, you know you guys are talking about brand awareness here, and I think there's no better brand awareness in the insurance business than word of mouth. So where do you see this continuing moving, Sean? And then Matt, I'd love to hear your opinion on this.

Sean Harper:

Yeah. The word of mouth is really important, and we hear these stories every day, where people are like, "Oh, so how did you hear of Kin?" "Oh, I heard from my mom," or like, "My realtor suggested it." And it's a really great channel for us. Actually, about 20% of our customers come to us that way, either through a referral or organic.

Matt Higgins:

I also think part of is a reflection of their providing a needed service in places where a lot of customers have been abandoned. You know how stressful it is to find out, one, you were covered, and now your insurance company has pulled up stakes because of climate change, or two, you just can't get a policy even though you have an offer on a house? I've heard from people in Florida, it can take days, weeks, to try to find somebody, and it's not as easy as just going online, as Sean said, even though it seems so odd that you can shop for any other kind of service by simply entering in, finding out if you're eligible, and insurance is different. You're putting your information in, but what it's doing is going to a lead generator who then is going ahead and selling that to an underlying insurance company.

Matt Higgins:

So in part, I think those incredible reviews are a reflection of providing a necessary service in a way that's delightful and kind of surprising because it's not the way it's done. One of the things that I love when I found out... I'm going to ask everybody right now, or you could chime in if you want, but what do you think the average age of a Kin customer is? But since we don't have time to let you answer, I'll just answer for you. You probably are thinking 35, 37. It's 57 years old. And so I find that really remarkable. What it says to me is, "Product market fit." If they've been able to figure out how to sell a virtual product to any type of customer, not just early adopters...

Matt Higgins:

And part of the reason is, it's not just a technology-driven DTC, it's a hybrid. So you're reaching customers via technology, but if a customer doesn't feel comfortable going through the entire onboarding process, right away, Kin is there to pick up the phone. And I think Sean can get into this, but 15% of customers will go all the way through without talking to somebody, but people like to talk to people. You don't want to eliminate, in my opinion, humans from the interaction. I get so pissed off when I can't talk to somebody and I'm trying to buy something online. So Kin is not trying to disintermediate people, they're trying to disintermediate friction, unnecessary friction, from the process. And I think it shows up in the reviews.

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Kin/Omni Benzinga SPACs Attack Transcription 8.3.21

Mitch Hoch:

Yeah, definitely. One thing is, with insurances, we've usually been stuck with just the ones that we see on TV, the ones that we always know, but one thing that I've seen... And I live in an area now in Colorado Springs that has a lot of flooding, where you can't even get those insurance companies. And so I definitely think that's definitely playing a factor. I would love to hear Sean explain a little bit more on the technology behind the risk selection, because I think this is very important in how you guys are going to play out in the long run. So how does your engine, your AI system here, work to determine who really is to focus on?

Sean Harper:

Yeah, this is a really important point. So traditional insurance process, you're using a very small number of fields, so typically like 40 fields for homeowners, and it's all self-reported data from the user or the agent. So with us, because it's all automated, we have thousands of fields, and they're from known objective sources, and often redundant sources. So we'll have multiple ways to understand what is the pitch of the roof of this house, for example. And so you'll know, because not all the data's perfect. And this is what our model is doing, is we're triangulating between which of these sources do we trust? When, where? And how do we weight them against each other?

Sean Harper:

So our actuaries have a big advantage because they have more data, so we can actually have pricing... Actuarial factors that our competitors don't have. We're also feeding the actuarial factors we have with data that's known to be really good and unbiased. And that really helps, because it can be garbage in, garbage out. You can have the best actuarial factor, but if you're feeding it with inaccurate data, it's going to give you an inaccurate price.

Sean Harper:

And then the third one is, we actually have other ways. So we can actually... Our chief insurance officer, Angel, always says this: "It's not just about the price, but it's also about the specific coverages." And so with a legacy insurance company, the actually insurance agent is choosing which of the coverages, which of the endorsements, go into this policy. And what we're doing is we're calculating on the fly and we're actually constructing a bespoke insurance policy for each home.

Sean Harper:

And sometimes you do want different coverages. One example might be, maybe your roof is a little bit older, and so you don't want to insure it for the full amount. So what we're going to do, then, is say, "Hey, your roof is older, but we're going to offer you this other thing, which covers your roof for a little bit less when there's hail, but you probably need a new roof anyway." And so that's just an example where we're making these calculations on the fly. And it's not something that the software that runs these legacy insurance companies is very good at doing, because of course, it's all pretty antiquated software.

Mitch Hoch:

Definitely something to definitely keep in mind. I think you answered it well there, guys. Pay attention to this-

PART 3 OF 4 ENDS [00:51:04]

Kin Insurance $OCA SPACs Attack Benzinga Stock... (Completed 08/03/21) Transcript by Rev.com	Page 14 of 19

Kin/Omni Benzinga SPACs Attack Transcription 8.3.21

Mitch Hoch:

I think you answered it well there. Guys, pay attention to this because I think it's something that in the future, you'll see, even the other companies start maybe adjusting their strategies on how they're really approaching this.

Mitch Hoch:

All right. Let's get into I think when we talk specs, especially in this environment and how we've gone and we've really started focusing on valuation now because like I always say these are long-term companies and I always get the question of what's the next Amazon? What's the next Amazon? But I think like always Amazon start early. Right? And so we have to focus on the valuation. Let's take a look here. I have slide 33. I'm going to pull up here. Let's focus in. And I mean, you guys can see the multiples here. I'm really interested in how a company like Lemonade is up there towards 54 times the gross profit there. And then we're looking back down towards 15X. How are the differences here and how are you guys able to achieve a lower multiple here?

Sean Harper:

Yeah, so we think we should have traded higher multiple because our unit economics are better. So I would say of all of these companies, some of them are better known than us, but we actually think we're ahead because what really matters in the world is figuring out a profitable unit economics formula and then scaling it out to the system automatically. But having said that we didn't really want to stretch on valuation because I'm not selling any of my shares. And I'll actually tell you, I sold my last company to a company that had probably too high of a valuation. And it was very distracting to be there because the stock was up, the stock was down, people's stock options were underwater. It was just like really distracting. And so we wanted to make sure that we were choosing the valuation in the same way and that we would be well positioned to have the stock go up over time, because I think it'll make it a lot more fun to work again, if that's true.

Mitch Hoch:

Yeah, definitely. I mean, I loved the way that you approached that answer there. And one of the things that I like to say is, I mean, everyone would want their company to be valued as high as it can be, but like you said, it can create other stresses and other stresses that come too I would say a lot of the times the retail investor, that's trying to believe in the story and really start investing and like always we probably don't have the biggest pockets to be taking the up and down moves that happened in the stock market. But like, I appreciate the approach that you take there in knowing that, hey, we're working to just focus on our business here and focus on the margins.

Mitch Hoch:

Matt, I'm sure this was a big reason why you were looking into this company. How did you approach here in the valuation? And of course, I mean, you've been seeing probably the talk about the spec environment and how maybe some companies have gotten valuations that they shouldn't. How did you approach this here?

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Kin/Omni Benzinga SPACs Attack Transcription 8.3.21

Matt Higgins:

Yeah, I think as Sean just said, it was one of the things that struck me was the attitude amongst not just him, but the entire management team, the awareness that we've built something special. It was really hard to do. We have kept our head down doing it for the last five years focused on what matters most, which is the customer and a great product. And we need a little support on awareness and branding, and we'd love a great partner, but we know we've got something special here and we have every intention to build it out and execute it. Like that's the right kind of attitude you want to see in a founder team, which is they're coming along for the journey. There are reasons to go public, which we just went into. Some of them also, it's a great branding event as well as to put your company on a map.

Matt Higgins:

But Sean and the team from day one had the right attitude. You see how we ended up in valuation. Again, they rolled all their equity into the deal. So frankly, it wasn't full of friction, that negotiation. The work that went into is the diligence, the tremendous amount of diligence that we did as part of this deal. Sean can tell you it wasn't probably the most pleasant experience him and his team have gone through, but we did our work and bringing in new advisors, everything we needed to do to go ahead and diligence the deal. And back to my point about backing operators, I am doing what I would do naturally in any other context. When I just acquired Magnolia Bakery several months back, the kind of work that I'm going to do, it's what comes organically.

Matt Higgins:

And because it's a subject that I know about, which is direct to consumer businesses, I generally know where to look. And I also know that I know what I don't know. And when I need help, when I need support, I bring in new advisors to do the work. But back to the big picture, I do think it was a price very attractive. As I said before, it does not factor in the potential growth opportunities beyond state expansion, right? Just wanted to make sure it factored in what we know that we're focused on right now. And then down the road, when it makes sense we could introduce new products, but I would encourage anyone listening right now like I always do, just read that deck, go through the entire thing and read the bios of the people involved, who are now working to help make him even more of a success.

Mitch Hoch:

Definitely. Definitely. I always say, I mean, if you don't do your research, I mean, how do you expect to understand the company? Right. And I think it's not always just only do the investor presentation on this, but also do some research on insurance and home insurance overall and the industry. I think you'll get a better understanding of why there's competitive advantages here.

Chris Katje:

Yeah. Awesome, guys. So we do have a couple of questions from the chat real quick before we let you go. Up first, we've got Carl saying insurance companies have had a hard time and are pulling out of Florida. How will kin benefit from this and how can they sustain it? Is that true, Sean, that you're seeing competitors pull out and are you able to take advantage of that?

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Kin/Omni Benzinga SPACs Attack Transcription 8.3.21

Sean Harper:

Yes, that is 100% true. And so, this is what we were talking about earlier with respect to insurance companies have a hard time reacting to change. And so when you see the weather change in some of these places, they get freaked out and they say, well, wait a second. We're a big company. We're not trying to grow that fast. Let's just not be there. Right? We'll go somewhere else where it's not changing as fast. Now, the problem is some of our biggest states are the places where this weather is changing the most. We think about Florida, California with the fires, Texas, with all the hail and they have hurricanes in Texas too. Carolinas. These are like some of the most important parts of our economy. These are actually states that are growing really fast. And so as these companies pull out, we come in, we say, okay, not all risk is bad risk.

Sean Harper:

Now you have to quantify the risk right and you have to price it right and you have to have the right coverages. And you have to have really, really good claims system that allows you to respond when you get a lot of claims all at once. So that means doing it electronically and not with people. And so, we really see this as a huge opportunity. People, it's not practical. We're not going to abandon Florida. That's silly. So we need insurance there because you can't buy a home without insurance. And so, that's what we do. And our customers really love it because they don't have as many choices. This is the other thing. As entrepreneurs, what really gets us excited is providing a product people really need. So we have a big office in Florida now, but, but we're a Chicago based company and we didn't expect to be doing this in these catastrophes, but you're doing the thing as an entrepreneur where you're just starting out and you're talking to the user and you're saying, "Hey, why'd you choose us? What do you care about?"

Sean Harper:

And you notice immediately people in Illinois, they don't care that much about insurance. Now, they still want it to be good, but they're not thinking about it every day the way that people who live in Louisiana or North Carolina or California are. And so that just got us excited about, okay, let's go where people care about what we're doing. Now, the other bonus is all the stuff we do on the data side with the digitization, it actually gives us a bigger advantage in those places. But yeah, it's a huge part of the opportunity. And you know what's happening right now in Florida, that's going to happen in other places too, because the weather is getting worse everywhere, and we have to adapt to it as a society or we're in big trouble.

Chris Katje:

Awesome. And yeah, as Matt mentioned, we've got one of our loyal viewers Crew Cut Chuck in the chat. And that was one of his questions was talking about the weather models and how is that integrated in calculations. Sean, I think you did a good job of answering that. So Crew Cut Chuck, hopefully you got your question answered out there. Guys, we could chat all day, but unfortunately it looks like we're out of time, but I will say we do have our CEO, Jason Rasnick, in the chat and it looks like he's a fan of this SPAC merger and also of Kin Insurance. So shout out to Jason in the chat. Big shout out to both of you for joining us. So again guys, Matt Higgins, chairman and CEO of Omnichannel Acquisition Corp, and Sean Harper, the co-founder and CEO of Kin Insurance. Companies announced a SPAC merger to bring Kin Insurance public. That ticker is OCA. Thank you, Matt. Thank you, Sean, for taking time out of your busy schedule and joining us on SPACs Attack today.

Matt Higgins:

Thanks as always guys, always fun. Can't wait to be back again. And Sean, great to see your face.

Sean Harper:

Thanks guys. We'll see you then.

Chris Katje:

Thank you guys. We'll see you again.

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Kin/Omni Benzinga SPACs Attack Transcription 8.3.21

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a prospectus of Omnichannel. The proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including insurance premium run-rate and enterprise software revenue. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Omnichannel, Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

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Kin/Omni Benzinga SPACs Attack Transcription 8.3.21

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel and their ownership of Omnichannel’s securities in Omnichannel’s Annual Report on Form 10-K, which was filed with the SEC on March 31, 2021 and is available free of charge at the SEC's web site at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F Kennedy Pkwy Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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Kin/Omni Benzinga SPACs Attack Transcription 8.3.21